EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement on Form S-8 of Jones Soda Co. and subsidiaries (“the Company”) of our report dated March 18, 2011, on our audit of the consolidated balance sheet of Jones Soda Co. and subsidiaries as of December 31, 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended.
Our report dated March 18, 2011, contains an explanatory paragraph that states that the Company has experienced recurring losses from operations and negative cash flows from operating activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ PETERSON SULLIVAN LLP
Seattle, Washington
August 18, 2011